UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Ms. Babette Cooper, Staff Accountant
Mail Stop 4720
Division of Corporate Finance
WASHINGTON, D.C. 20549·0306

August 19, 2009

Re: Liberty Capital Asset Management, Inc.2009
SEC Correspondence dated August 13, 2009
Item 4.01 Form 8-K
Filed August 12, 2009
File No. 333-144973

Dear Ms. Cooper:

Please see attached, with this response to your correspondence dated, August 13, 2009, an amendment to Form 8-K as requested.  The amendment includes:

o	that the Company’s Board of Directors approved the termination the Company’s independent auditors, and accepted such resignation.

o
the former auditor's report on the Company’s  financial statements for either of the past two years did not contain; an adverse opinion, a disclaimer of opinion, or was qualified or modified as to uncertainty, audit scope or accounting principles.

o	includes an updated letter from the Company’s former auditors addressing the revised disclosure as an exhibit to the amended Form 8-K as filed August 19, 2009.

The Company further acknowledges that it is responsible for the adequacy and accuracy of the disclosure in the filing; staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Sincerely,

Michael A. Barron
CEO